Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (212) 455-2225	E-mail Address eswedenburg@stblaw.com

December 14, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Joshua Shainess

Re:	Sirius XM Holdings Inc. Amendment No. 1 to

Registration Statement on Form S-4
Filed November 30, 2018
File No. 333-228088

Dear Mr. Shainess:

This letter sets forth Sirius XM Holdings Inc.’s (“Sirius XM”) responses to the comment letter, dated December 10, 2018 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) relating to Amendment No. 1 to Sirius XM’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on November 30, 2018 (File No. 333-228088) (the “Registration Statement”). In connection with this letter, Sirius XM is filing a second amendment to the Registration Statement (“Amendment No. 2”) on the date hereof.

Set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of Sirius XM with respect thereto. Terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Summary; Conditions to Completion of the Transaction, page 10

1.	We note your response to prior comment 2. Explain the purpose of the merger condition that the transaction not be illegal as a result of a law or order being a waivable condition. Explain how the parties intend to proceed with the merger under such circumstances and the risks to shareholders if the parties continue to complete a transaction that is considered illegal.

Response: We respectfully advise the Staff that, assuming the satisfaction of the closing conditions requiring Pandora stockholder approval, the expiration or termination of the waiting period under the HSR Act, approval under the competition laws of Germany and Austria, the effectiveness of the Registration Statement on Form S-4 and the approval of NASDAQ for the listing of Sirius XM common stock to be issued in connection with the transactions, neither Sirius XM or Pandora is aware of any regulatory approval required for the transactions or any law or order that would prohibit the transactions.

In the event any law were enacted or order promulgated that purported to prohibit or make illegal the transactions, Sirius XM and Pandora would assess such law or order, any legal defenses to the validity of such law or order and the consequences of violating such law or order as compared to the consequences of failing to consummate the transactions. Sirius XM and Pandora are each reserving the right to waive such condition in the event such party determines that it would be in the best interests of such company and its stockholders to waive such condition. For example, in the event a foreign governmental authority from a jurisdiction other than

Beijing	Hong Kong	Houston	London	Los Angeles	Palo Alto	São Paulo	Seoul	Tokyo	Washington, D.C.

Germany or Austria and in which neither company operates or has only de minimus and inconsequential operations issued an order asserting that the transactions were in violation of the competition laws of such jurisdiction, the parties may determine that the parties are not subject to the jurisdiction of such authority or that such authority has acted outside the scope of its authority and it would be in the best interest of Sirius XM and Pandora and their respective stockholders to close the transactions.

We confirm that Sirius XM and Pandora will provide supplemental disclosure to their stockholders at least five business days prior to the Pandora stockholder meeting of any waiver of this condition, including the factors that either board of directors took into account in determining to waive such condition and any material consequences of such waiver. In the event such condition is waived following the Pandora stockholder meeting, Sirius XM and Pandora will provide supplemental disclosure to their stockholders, including the factors that either board of directors took into account in determining to waive such condition and any material consequences of such waiver and would re-circulate the proxy statement/prospectus and resolicit the Pandora stockholder approval in the event such waiver would render the disclosure previously provided to Pandora stockholders materially misleading. Please see pages 99-100 of Amendment No. 2.

Background of the Transactions, page 38

2.	Please further expand your disclosure of the September 23, 2018 meeting to specifically address whether the Pandora board considered that the proposed exchange ratio was lower than the originally proposed exchange ratio, and if so, what specific factors weighed in favor of accepting a lower exchange ratio.

Response: Sirius XM has revised the Registration Statement to clarify the factors considered by the Pandora board of directors in accepting the proposed exchange ratio. Please see page 50 of Amendment No. 2.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet, page 116

3.	Please update the column titled "Sirius XM As Reported" to reflect historical balance sheet amounts as of September 30, 2018. It appears the figures currently presented pertain to the period ended December 31, 2017.

Response: Sirius XM has revised the column titled “Sirius XM As Reported” to reflect historical balance sheet amounts as of September 30, 2018. Please see page 116 of Amendment No. 2.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Comprehensive Income for the Year Ended December 31, 2017, page 118

4.	Your $23.5 million adjustment to other income (expense) appears to be missing a reference to one or more adjustments. Your discussion of adjustment (d) for the period ended December 31, 2017 only references an adjustment of $472,000. Please revise your reference and/or disclosure accordingly.

Response: Sirius XM has revised the Registration Statement to add a reference to footnote 3(f) to the adjustment to other income (expense), revised the amount of this adjustment to $32.8 million and updated footnote 3(f). Please see pages 118, 123 and 124 of Amendment No. 2.

Note 2 - Estimated Consideration and Pro Forma Purchase Price Allocation, page 119

5.	Regarding your response to comment 9, please revise your disclosures to clearly indicate your full compliance with the guidance in ASC 805-10-25-10 and advise us.

Response: Sirius XM has considered the guidance included within ASC 805-10-25-10, related to a business combination achieved in stages and concluded that this transaction does not qualify as a step acquisition. Sirius XM’s initial investment in Pandora was in redeemable convertible preferred stock, which was accounted for as a fair value instrument, and this investment does not meet the requirements for the equity method of accounting because it does not qualify as in-substance common stock. Accordingly, Sirius XM has included the estimated fair value of the Pandora preferred stock investment to be cancelled as of December 10, 2018 in the total estimated consideration. Sirius XM has revised the Registration Statement to further clarify that this investment is a related party fair value instrument and not equity. Please see pages 114, 119, 120 and 124 of Amendment No. 2.

6.	Please disclose the assumptions used in determining the estimated value of Sirius XM replacement equity awards attributable to pre-combination service.

Response: Sirius XM has revised the Registration Statement to note that the estimated value of Sirius XM replacement equity awards attributable to pre-combination service is based on the estimated fair value of Pandora restricted stock units and Pandora stock options that will be assumed by Sirius XM upon completion of the transactions. ASC 805 requires that the fair value of replacement awards attributable to pre-combination service be included in the consideration transferred. The majority of this amount is related to Pandora restricted stock units and is based on the market price of Pandora common stock of $8.64 as of December 10, 2018. Please see pages 119 and 120 of Amendment No. 2.

Intangible Assets, page 121

7.	Please disclose the basis for your assumption that the book value of AdsWizz intangible assets approximated fair value as of September 30, 2018.

Response: Sirius XM has revised the Registration Statement in response to the Staff’s comments to disclose the basis for the assumption that the book value of AdsWizz intangible assets approximated fair value as of September 30, 2018. Pandora completed the acquisition of AdsWizz Inc. on May 25, 2018. Accordingly a fair value analysis was performed by an independent third party to determine the fair value of the net assets acquired from AdsWizz. This valuation was completed on July 31, 2018 and represents the best available information at this time. For purposes of the pro forma financial statements included in the Registration Statement, Sirius XM included this amount at carrying value. Please see page 121 of Amendment No. 2.

Note 3 - Pro Forma Adjustments, page 122

8.	We note the revisions you made to your discussion of adjustment 3(f). Please further revise to identify the amounts reclassified, particularly where multiple items are being reclassified into or out of the same line item (such as the adjustments to general and administrative expenses).

Response: Sirius XM has revised the Registration Statement to include additional information to identify the amounts reclassified in footnote 3(f). Please see pages 123-124 of Amendment No. 2.

*****

Please note that Sirius XM has included certain changes in Amendment No. 2 other than those in response to the Staff’s comments.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 455-2225 or Ravi Purushotham at (212) 455-2627.

Very truly yours,

/s/ Eric Swedenburg

cc:          James E. Meyer

Patrick L. Donnelly

Sirius XM Holdings Inc.

Stephen Bené
Pandora Media, Inc.

Martin A. Wellington
Jennifer F. Fitchen
Sidley Austin LLP